

June 5, 2008

*By U.S. mail and facsimile to (704) 731-1511*

Mr. William Dries, Senior Vice President and Chief Financial Officer
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, NC 28209

> **RE:** **EnPro Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 26, 2008**
>
> **File No. 1-31225**

Dear Mr. Dries:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

2. Acquisitions, page 56

1. You disclose that you purchased the remaining ownership interest in one of your subsidiaries and two small product lines during 2007. We presume that the acquisition of the remaining ownership interest in this subsidiary gave rise to the extraordinary gain of $2.5 million, net of taxes of $1.6 million, as mentioned on page 22. Please tell us the name of the subsidiary. Please tell us in more detail how you have accounted for this transaction. In this regard, please describe to us how your accounting complies with paragraph 14 of SFAS 141 and the purchase method, which prescribes that you allocate the consideration paid based on the

additional percentage of underlying assets acquired and liabilities assumed. If you believe providing us with journal entries or other information would be helpful, please do so. We also note your subsidiaries as listed in Exhibit 21 that would constitute your other minority interests. However, it is not clear to us why neither the balance sheet nor statement of operations separately reflects these other minority interests, as well as those interests for this one subsidiary for the 2006 and 2005 periods, as required by GAAP. Please advise.

Please also explain to us your basis in GAAP for recognizing an extraordinary gain related to this transaction. We note paragraphs 19-24 of APB 30 describe the criteria for extraordinary item accounting. However, it would appear that the acquisition of the remaining ownership interest in one of your subsidiaries would be precluded from such accounting.

\* \* \* \*

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Terence O'Brien
                    Branch Chief